MEMORANDUM

DATE:	June 3, 2005

RE:	Badger Paper Mills, Inc. - Commission File No. 000-00795 Annual Report on Form 10-K for the year ended December 31, 2004 ________________________________________________________

        This memorandum responds to the comments included in the comment letter, dated May 12, 2005, of the Staff of the Securities and Exchange Commission (“SEC”) regarding Badger Paper Mills, Inc.‘s (the “Company”) above-referenced Form 10-K. The Company, together with its independent registered public accounting firm and legal counsel, has carefully reviewed the Staff’s comment letter and intends to make the noted changes prospectively. Although the Company believes that its historic financial statements and prior SEC periodic filings were correct in all material respects, it is willing to make certain changes in language and presentation in future financial statements and future SEC periodic filings in light of the Staff’s comments and concerns.

        Please note that the numbered items set forth below repeat (in bold italics type) the Staff’s comments reflected in its May 12, 2005 letter. The Company’s responses (in normal type) follow the Staff’s comments.

      Selected Financial Data, page 5

1.	We note you have excluded the restructuring provision from your measure of operating income in the tabular information presented under this heading, contrary to the guidance in SAB Topic 5:P.3, and inconsistent with your presentation in the Consolidated Statement of Operations on page 24. Please revise the disclosure of selected financial data to be consistent with the Consolidated Statement of Operations.

The Company concurs with the Staff’s comment. The $1,303,000 restructuring provision will be presented as a component of income/loss from continuing operations in the Five-Year Comparison of Selected Financial Data section of the Company’s future Annual Reports on Form 10-K.

      Management’s Discussion and Analysis, page 13

Results of Operations

2.	Where two or more business reasons contributed to a material change in a financial statement line item, please consider the applicability of guidance in FRC Section 501.04; quantify the extent to which each item contributed to the overall change, where appropriate. For example, although you identify two factors contributing to higher costs of sales on page 15 you quantify the effects attributable to just one factor, with no mention of the offsetting factors leading to an overall decrease in cost of sales.

The minimal decrease in the Company’s cost of sales in 2004 as compared to 2003 is primarily attributable to: (i) labor savings of $282,000 and (ii) an $878,000 net last-in, first-out (“LIFO”) credit adjustment, offset by: (iii) a $699,000 increase in the cost of natural gas and electricity. The Company will ensure that when two or more business reasons contribute to a material change in a financial statement line item, where appropriate, the extent to which each item contributed to the overall change is adequately quantified in future SEC periodic filings.

3.	Please expand your disclosure to describe the extent to which your reported financial information is indicative of future operations, given the 2004 restructuring activities and workforce reduction. Please refer to SAB Topic 5:P.3, FRC Section 501.02, and Instruction 3 to Paragraph 303(a) of Item 303 of Regulation S-K for further guidance.

The Company will include in the Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Executive Overview section of its Annual Report on Form 10-K for the year ending December 31, 2005, disclosure to the following effect: “[t] he workplace redesign process to improve manufacturing efficiency and quality was completed during 2004, resulting in a permanent 20% workforce reduction at the Peshtigo Facilities. The labor and fringe benefit cost savings associated with such workforce reduction are estimated at $2,014,000 and $1,337,000 for the fiscal years ended December 31, 2005 and December 31, 2004, respectively.”

Application of Critical Accounting Policies and Estimates, page 20

4.	Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting measurements. Specifically, you should provide the following:

(a)	An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

(b)	An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

(c)	An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

      Please refer to FRC Section 501.14 for further guidance.

The Company will include in the Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates section of its Annual Report on Form 10-K for the year ending December 31, 2005, disclosure to the following effect:

         “Revenue Recognition

Description: Sales revenue consists of direct sales to customers. Sales are recorded when products are shipped to the customer, with provisions for discounts and rebates to customers and returns and other adjustments provided for during the period in which the related sales are recorded.

Judgments and Uncertainties: Accounting for revenue recognition requires the Company to make assumptions and apply judgments when estimating the provisions for discounts and rebates to customers and returns and other adjustments. Periodically, the Company reevaluates its estimates to assess the adequacy of the provisions for discounts and rebates to customers and returns and other adjustments and adjusts the amounts as necessary.

Effect if Actual Results Differ from Assumptions: If actual results differ from the Company’s estimates and judgments used to calculate the provisions for discounts and rebates to customers and returns and other adjustments liability, then the Company may be exposed to gains or losses that could be material. A 25% increase in the provisions for discounts and rebates to customers and returns and other adjustments expense at December 31, 2004, would have decreased the Company’s net earnings by $294,000 for the fiscal year ended December 31, 2004.

         Research and Product Development Costs

Description: The Company’s strategy is to expand its product offerings into specialty and niche markets. The costs associated with the development of new products are expensed when incurred. To the extent that new product trials are successful, customers pay for the product and the product is included in sales for the period.

Judgments and Uncertainties: The accounting for research and development costs requires the Company to assign research and development related activities into expense or reimbursed cost sales categories.

Effect of Change in Reimbursed Cost of Sales: If research and development activities result in a higher proportion of the incurred costs being categorized as expense compared to reimbursed cost sales, then the Company may be exposed to additional costs that could be material. A 25% reduction in the reimbursed cost sales amount for the fiscal year ended December 31, 2004 would have decreased the Company’s net earnings by $130,000 for such fiscal year.

         Bad Debt

Description: During each accounting period, the Company determines an allowance to be reserved to cover potential uncollectible accounts receivable. The Company’s methodology is based upon a risk-based evaluation of accounts receivable associated with a customer’s ability to make payments.

Judgments and Uncertainties: These evaluations require considerable judgment in assessing the ultimate potential for realization of these receivables, including reviewing the financial condition of the customer and considering current market conditions. If the financial condition of any of the Company’s customers deteriorates, then such customer’s ability to make the required payments may become impaired, which may result in increases in the Company’s bad debt allowance.

Effect if Actual Results Differ from Assumptions: If actual results differ from the Company’s estimates and judgments used to calculate the allowance for bad debts, it may be exposed to losses that could be material. A 25% increase in the allowance for bad debt reserve at December 31, 2004, would have decreased the Company’s net earnings by $100,000 for the fiscal year ended December 31, 2004.

         Benefit Accruals

Description: During each accounting period, the Company estimates the amount to be accrued for medical costs incurred but not yet reported under its self-funded employee medical insurance plans. The Company’s estimates are based on an evaluation of past rates of claim payouts and trends for payouts.

Judgments and Uncertainties: This determination process requires significant judgment and is dependent upon the likelihood that past trends are representative of future payment patterns. A significant shift in usage and payment patterns within the Company’s medical plans could necessitate significant material adjustments to these medical cost accruals in future accounting periods.

Effect if Actual Results Differ from Assumptions: If actual results differ from the Company’s estimates and judgments used to calculate the accrual for medical costs incurred but not yet reported, it may be exposed to losses that could be material. A 25% increase in the accrual for medical costs incurred but not yet reported liability at December 31, 2004, would have decreased the Company’s net earnings by $163,000 for the fiscal year ended December 31, 2004.”

      Note A – Summary of Accounting Policies, page 27

8. – Inventories, page 28

5.	Please expand your disclosure to describe the various costs elements that comprise inventories to comply with Regulation S-X, Rule 5-02.6(b).

The Company values inventories at the lower of cost or market and includes the costs of materials, labor and manufacturing overhead. The Company used the LIFO method to determine the cost of its inventories at December 31, 2004 and December 31, 2003. The value of inventories presented in the Company’s consolidated balance sheets included in its Annual Report on Form 10-K for the year ended December 31, 2004, before reduction for the LIFO reserve, approximates replacement cost at the respective dates.

The Company believes that the disclosure provided in item number eight of Note A, Summary of Accounting Policies, to its consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2004, when supplemented with the disclosure related to inventory included in Note D, Inventories, to such financial statements, describe adequately the various cost elements in the Company’s inventory. The Company does not charge sales, general and administrative costs to inventory.

10. – Environmental Expenditures, page 29

6.	We are unable to locate disclosure addressing your accounting for asset retirement obligations and the related information required under FAS 143. Tell us the effects of adopting this standard so that it is clear why you regard disclosure unnecessary. Please explain how you have interpreted and applied this guidance to the various closure and remedial activities you are required to undertake.

The Company does not have any legal obligations related to the retirement of any long-lived asset as of December 31, 2004. The asset to which FASB 143 would have applied is the landfill described in Note M, Commitments and Contingencies —Environmental Matters, to the Company’s consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2004. This landfill has been closed, and pertinent details of this closure are described in this footnote. Future remedial actions, if any, are in the nature of a contingency and are also described in this footnote. The Company completed the closure in 1999, and has monitored the site for a five-year period with no deterioration in groundwater quality. Accordingly, the Company does not expect to incur significant remediation costs in future periods. In addition, the Company included the following disclosure in Note 6, Contingencies, to its unaudited condensed consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, and similar language will be included, as appropriate, in future SEC periodic filings.

“Under Section 289.41 of the Wisconsin Statutes, a business entity is required to demonstrate financial responsibility for closure, long-term monitoring and any remedial action related to its landfills. On May 5, 1999, the Company entered into a Conditional Disclosure Plan (the “Plan”) that required it annually to document and report its financial responsibility to the Wisconsin Department of Natural Resources (“WDNR”) for a five-year period. The Company’s obligation to be able to demonstrate its financial responsibility is ongoing. In March 2005, however, the Company had contact with the WDNR regarding the extent of its ongoing reporting obligation to the WDNR. As a result of this inquiry and additional follow-up, the Company determined that its reporting obligation to the WDNR ceased on July 1, 2004. The Company no longer has any reporting obligation to the WDNR. Pursuant to the Plan, an environmental consultant retained by the Company monitored and evaluated the effectiveness of the current alternative landfill cap design regarding the post-cap groundwater quality from December 1999 through September 2004. In January 2005, the Company’s environmental consultants issued a report that suggested a net improvement in groundwater quality. Based on this report, the Company believes that the future solid waste facility closure activities that are subject to the financial responsibility requirements consist of maintenance of the current landfill cap and groundwater monitoring for the next five years. The Company estimates the annual cost related to such maintenance and monitoring to be less than $10,000 per year. The WDNR has not yet responded to the January 2005 closure assessment report. In the event of any future deterioration of groundwater quality, the Company will be responsible for the costs of any agreed upon remediation plan. While the future costs associated with remediation, if any, cannot be reasonably estimated as of the filing of this Quarterly Report on Form 10-Q, such costs could have a material adverse effect on the Company.”

13. – Revenue Recognition, page 30

7.	We note your disclosure on page 6, indicating that in addition to your sales of paper products, you also obtain revenues from “certain converting operations.” Tell us why you have not provided the separate revenue and cost information for products and services in your Statements of Operations, as would ordinarily be required to comply with Regulation S-X, Rule 5-03.1. If you believe the amounts are not material, please submit a qualitative and quantitative analysis supporting your view.

The converting operations described on page 6 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 are additional operations performed to a tangible product. Such operations include, as described in the Business —Products and Distributions section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, punching, sheeting, trimming, sealing, perforating, rewinding, waxing, and drilling. The Company’s converting operations do not constitute a separate revenue stream and, consequently, no separate revenue and cost information is necessary or required.

Related Party Transactions

8.	We note your disclosure on page 13 of the Proxy Statement that you filed on April 19, 2005, referring to various related party transactions. Tell us why you believe disclosure in the notes to your financial statements and separate presentation on the face of the balance sheet, income statement, or statement of cash flows would not be required to comply with paragraph 2 of SFAS 57, and Rule 4-08(k) of Regulation S-X.

Disclosure of the related party transactions in the Notes to Consolidated Financial Statements section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 and separate presentation on the face of the consolidated balance sheet, income statement, or statement of cash flows is not necessary because the noted related party transactions are not material to the Company. The Company has determined that such related party transactions are de minimis in amount and either fall within the $60,000 disclosure exclusions limit or are the result of a competitive bid.

      Note D – Inventories, page 32

9.	The guidance in Rule 5-02.6(a) of Regulation S-X provides that if the method of calculating LIFO inventory does not allow for the practical determination of amounts assigned to major classes of inventory, the amounts of those classes may be stated under cost flow assumptions other than LIFO, with the excess of such total amount over the aggregate LIFO amount shown as a deduction to arrive at the amount of LIFO inventory. The excess of replacement or current cost over stated LIFO value should also be disclosed if material. Please revise your presentation accordingly.

The Company’s accounting system allows for the practical determination of amounts assigned to major classes of inventory using the LIFO cost flow assumption, and the Company has included this disclosure in Note D, Inventories, to its consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2004. Additionally, the Company disclosed the value of its inventory in Note D as if the inventory had been valued using the first-in, first-out flow concept. The Company believes that the disclosures as presented in Note D comply with the Rule 5-02.6(a) of Regulation S-X.

      Note E – Property, Plant and Equipment, page 32

10.	Please disclose the amounts you have recorded for assets held under capital leases and the related accumulated amortizationto comply with paragraph 13 of SFAS 13.

The amount that the Company has recorded for assets held under capital leases and the related accumulated amortization constitutes less than 6% of the value of the Company’s property, plant and equipment presented in its Annual Report on Form 10-K for the year ended December 31, 2004. The Company will consistently reflect this amount in all presentations in its future SEC periodic filings.

      Note M – Commitments and Contingencies, page 41

Environmental Matters, page 42

11.	We note your disclosure concerning your agreement with the WDNR, addressing remedial actions required at a solid waste landfill, stating that “…future remedial actions were estimated to approximate $300,000.” Please disclose the extent to which your estimate has been accrued in your consolidated financial statements. Identify the amounts and the periods impacted.

The potential future remediation actions described in Note M, Commitments and Contingencies – Environmental Matters, to the Company’s consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2004 are contingent in nature, and the associated $300,000 is an estimate of the cost related to such remediation actions in the event that the closure method utilized by the Company is deemed to be ineffective. The Company completed the closure in 1999, and has monitored the site for a five-year period with no deterioration in groundwater quality. Accordingly, the Company does not expect to incur significant remediation costs in future periods. As such, none of the $300,000 has been accrued in the Company’s 2004 consolidated financial statements. In addition, the Company included the disclosure set forth above in response to comment number 6 in Note 6, Contingencies, to its unaudited condensed consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, and similar language will be included, as appropriate, in future SEC periodic filings.

12.	We understand that you are required to demonstrate financial responsibility for future mandatory closure related activities on an annual basis under Section 289.41 of the Wisconsin Statutes, and that due to your financial condition you are no longer able to use the Net Worth Method previously used. Please disclose whether you believe it is reasonably possible that you will not be able to demonstrate financial responsibility using one of the alternative methods, and any material implications of not being able to satisfy this requirement, and the effects of being compelled to use an alternate method.

This comment is addressed in the disclosure included in Note 6, Contingencies, to the Company’s unaudited condensed consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, which is set forth above in response to comment number 6. The Company will include similar language, as appropriate, in future SEC periodic filings.

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        If you have any questions or require any additional information, please contact Luke E. Sims at (414) 297-5680 or Angela L. Malzahn at (414) 297-5886 of Foley & Lardner LLP.